                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                 Amendment No. 3

                       SAFEGUARD HEALTH ENTERPRISES, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                    786444109
                                 (CUSIP Number)

                                   MIA JENSEN
                 C/O THE BURTON PARTNERSHIP, LIMITED PARTNERSHIP
                              POST OFFICE BOX 4643
                             JACKSON, WYOMING 83001
                                  307-733-3938
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JULY 25, 2002
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               CUSIP No. 786444109
                                  SCHEDULE 13D

CUSIP NO. 786444109



--------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Donald W. Burton
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  [ ]
                                                                       (b)  [X]

--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS

               Not applicable.
--------------------------------------------------------------------------------
      5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) OR 2(e)                                        [ ]

--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION
               U.S.A.
--------------------------------------------------------------------------------
         NUMBER OF                7        SOLE VOTING POWER
          SHARES                           2,328,685
       BENEFICIALLY           --------------------------------------------------
         OWNED BY                 8        SHARED VOTING POWER
           EACH                            0
         REPORTING            --------------------------------------------------
          PERSON                  9        SOLE DISPOSITIVE POWER
           WITH:                           2,328,685
                              --------------------------------------------------
                                  10       SHARED DISPOSITIVE POWER
                                           0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               2,328,685
--------------------------------------------------------------------------------
     12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES                                                       [X]
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               6.7%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON
               IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 786444109



--------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               The Burton Partnership, Limited Partnership
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  [ ]
                                                                       (b)  [X]

--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS
               WC

--------------------------------------------------------------------------------
      5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEMS 2(d) OR 2(e)                                            [ ]

--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware Limited Partnership

--------------------------------------------------------------------------------
         NUMBER OF                7        SOLE VOTING POWER
          SHARES                           582,170
       BENEFICIALLY           --------------------------------------------------
         OWNED BY                 8        SHARED VOTING POWER
           EACH                            1,746,515
         REPORTING            --------------------------------------------------
          PERSON                  9        SOLE DISPOSITIVE POWER
           WITH:                           582,170
                              --------------------------------------------------
                                  10       SHARED DISPOSITIVE POWER
                                           1,746,515
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               2,328,685
--------------------------------------------------------------------------------
     12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES                                                        [X]
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               6.7%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON
               PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 786444109



--------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               The Burton Partnership (QP), Limited Partnership
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  [ ]
                                                                       (b)  [X]

--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS

               WC
--------------------------------------------------------------------------------
      5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) OR 2(e)                                         [ ]

--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware Limited Partnership
--------------------------------------------------------------------------------
         NUMBER OF                7        SOLE VOTING POWER
          SHARES                           1,746,515
       BENEFICIALLY           --------------------------------------------------
         OWNED BY                 8        SHARED VOTING POWER
           EACH                            582,170
         REPORTING            --------------------------------------------------
          PERSON                  9        SOLE DISPOSITIVE POWER
           WITH:                           1,746,515
                              --------------------------------------------------
                                  10       SHARED DISPOSITIVE POWER
                                           582,170
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               2,328,685
--------------------------------------------------------------------------------
     12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES                                                        [X]

--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               6.7%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON
               PN
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

         Common Stock, $.01 par value.

         SafeGuard Health Enterprises, Inc.
         95 Enterprise
         Aliso Viejo, California 92656

ITEM 2. IDENTITY AND BACKGROUND.

         This amendment is being filed by The Burton Partnership, Limited Partnership, a Delaware limited partnership ("BPLP"), having its principal offices at P.O. Box 4643, Jackson, Wyoming 83001; The Burton Partnership (QP), Limited Partnership, a Delaware limited partnership ("QP"), having its principal offices at P.O. Box 4643, Jackson, Wyoming 83001 (BPLP and QP being collectively known herein as the "Partnerships"); and the general partner of each of the Partnerships, Donald W. Burton. The principal business of the Partnerships is investment in public and private stocks. The general partner's principal occupation is an investor.

         The business address of the general partner is c/o The Burton Partnership, Limited Partnership.

         During the five years prior to the date hereof, neither of the Partnerships, nor their general partner, has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The general partner is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         This amendment is filed because the Partnerships have completed various open market purchases of shares of Common Stock of SafeGuard Health Enterprises, Inc. (the "Issuer"). The funds used by BPLP and QP to acquire the shares are funds held by such entities for investment.

         BPLP has paid a cumulative $30,941.25 for the 32,375 shares it has purchased since February 8, 2001, the effective date of its previous Schedule 13D filing. QP has paid a cumulative $92,823.75 for the 97,125 shares it has purchased since February 8, 2001, the effective date of its previous Schedule 13D filing.

         No part of the purchase price paid by BPLP or QP for shares was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting shares of the Issuer.

ITEM 4. PURPOSE OF TRANSACTION.

         The Partnerships purchased the shares relating to this amendment for general investment purposes. The Partnerships may, depending on market conditions and other investment considerations, purchase additional shares of the Issuer's Common Stock in private or open market transactions for investment or other purposes, or dispose of shares of the Issuer's Common Stock.

         Donald W. Burton is the general partner of the Partnerships. Mr. Burton individually will not acquire any voting securities of the Issuer as a result of the transactions described herein.

         (a) Neither Mr. Burton nor the Partnerships have any current plans or proposals to acquire any additional securities of the Issuer or to dispose of any securities of the Issuer.

         (b) The Partnerships and Mr. Burton do not have any current plans or proposals involving any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

         (c) The Partnerships and Mr. Burton do not have any current plans or proposals involving the sale or transfer of a material amount of the assets of the Issuer and of its subsidiaries.

         (d) The Partnership and Mr. Burton do not have any current plans or proposals involving any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

         (e) The Partnerships and Mr. Burton have no current plans or proposals to make any material change in the present capitalization of the Issuer, or the dividend policy of the Issuer.

         (f) The Partnerships and Mr. Burton do not have any current plans or proposals to make any other material change in the Issuer's business or corporate structure.

         (g) The Partnerships and Mr. Burton do not have any current plans or proposals to make any changes in the Issuer's charter, bylaws or instruments corresponding thereto which may impede the acquisition of control of the Issuer by any person.

         (h) The Partnerships and Mr. Burton do not have any current plans or proposals to cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

         (i) The Partnerships and Mr. Burton do not have any current plans or proposals to cause any class of equity securities of the Issuers to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1934.

         (j) The Partnerships and Mr. Burton do not have any plans or proposals to take any action similar to any of the items discussed above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         This statement covers shares of Common Stock of the Issuer (a) currently beneficially owned by BPLP (162,700 shares) and QP (488,100 shares), and (b) issuable upon the full conversion of the Preferred Stock owned by the Partnerships.

         Mr. Burton is included in this amendment by virtue of his relationship with BPLP and QP.

         As of May 1, 2002, the Issuer had 4,820,832 shares of Common Stock outstanding. In the transactions contemplated by the Term Sheet Agreement and Bank Debt Agreement (as described in the previous filing made by the Partnerships and Mr. Burton), the Series A, B, C and D Preferred Stock (the "Preferred Stock") will collectively be convertible into 30,000,000 shares of Common Stock of the Issuer. As a result, assuming the conversion of all such Preferred Stock, there will be 34,820,832 shares of Common Stock outstanding (based on the number of shares of Common Stock of the Issuer outstanding as of May 1, 2002).

         This amendment reflects a total of 2,328,685 shares beneficially owned by Mr. Burton which represents the shares issuable upon full conversion of the Preferred Stock issued to BPLP and QP as to which Mr. Burton will have voting and dispositive powers. Mr. Burton is the general partner of BPLP and QP.

         BPLP owns 162,700 shares of Common Stock and owns Series A, B and C Preferred Stock convertible into a collective 419,470 shares of Common Stock of the Issuer. Such shares would represent approximately 1.67% of the outstanding shares of the Common Stock of the Issuer assuming conversion of all the Preferred Stock. This amendment reflects a total of 2,328,685 shares beneficially owned by BPLP which represents the shares owned by BPLP and QP and those issuable upon conversion of all the Series A, B and C Preferred Stock issued to BPLP and QP.

         QP owns 488,100 shares of Common Stock and owns Series A, B and C Preferred Stock convertible into a collective 1,258,415 shares of Common Stock of the Issuer. Such shares would represent approximately 5.02% of the outstanding shares of the Common Stock of the Issuer assuming conversion of all the Preferred Stock. This amendment reflects a total of 2,328,685 shares beneficially owned by QP which represents the shares owned by BPLP and QP and those issuable upon conversion of all the Series A, B and C Preferred Stock issued to BPLP and QP.

         Other than as disclosed in the attached Exhibit 2, Mr. Burton, BPLP and QP have not effected any transaction involving shares of Common Stock of the Issuer at any time during the past 60 days.

         No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares described herein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Other than the Term Sheet Agreement and Bank Debt Agreement (as described in the previous filing) and the relationship of Mr. Burton as the general partner of the Partnerships, there are no contracts, agreements, understandings or relationships (legal or otherwise) between any such person and any other person with respect to the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies among Mr. Burton, BPLP and QP, except for an Agreement Among Stockholders (as described in the previous filing).

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         The following documents are filed as exhibits to this amendment.

1. Written agreement of Donald W. Burton, BPLP and QP with respect to the joint filing of this amendment.

2. List of transactions in the Common Stock effected during the past 60 days.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date      August 5, 2002              /s/ Donald W. Burton
     --------------------------       -----------------------------------------
                                      Signature

                                      Donald W. Burton
                                      -----------------------------------------
                                      Name/Title

                               INDEX TO EXHIBITS

        EXHIBIT
        NUMBER                     DESCRIPTION
        -------                    -----------

         1. Written agreement of Donald W. Burton, BPLP and QP with respect to the joint filing of this amendment.

         2. List of transactions in the Common Stock effected during the past 60 days.